BBVA
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BBVA Securities, Inc.'s Exemption Report

BBVA Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC) (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). Based on the guidance from the SEC Staff on January 14, 2016, the Company may file this Exemption Report because:

1. The Company self-cleared its financing transactions and a portion of its proprietary trading and customer business on a Delivery vs. Payment / Receive vs. Payment ("DVP/RVP") basis, while introducing the remainder of its proprietary trading and its customer transactions through another dealer on a fully disclosed basis pursuant to an exemption claimed under 15c3-3 (k)(2)(ii);
2. The Company did not maintain customer cash or margin accounts, did not hold customer free credit balances other than those associated with DVP/RVP transactions, and did not hold customer securities in safekeeping as per the Securities and Exchange Commission ("SEC") Rule 15c3-3; and
3. The Company acted as custodian for one of its bank affiliates ("bank affiliate") and was party to a Non-Conforming Subordination Agreement with the bank affiliate pursuant to which the bank affiliate was not considered a Customer or PAB account as defined in SEC Rule 15c-3-3.

To the best of its knowledge and belief, the Company met the identified circumstances mentioned above throughout the year ended December 31, 2020, except for certain checks/securities that were not promptly transmitted by noon of the next business day following receipt, described below.

Delay in transmittal of checks and/or securities, which resulted in violation of prompt forwarding requirements. Each instance below involves an individual client.				
Date Received	**Date Transmitted**	**No. of Securities**	**No. of Checks**	**Amount**
3/16/2020	3/18/2020	246	-	$2,344
3/9/2020	3/11/2020	-	1	$157,036
7/24/2020	7/30/2020	-	1	$100
8/7/2020	8/14/2020	2	-	$61,222
12/18/2020	12/22/2020	14	-	$21,410

BBVA Securities Inc.

I, Stephen Moscara, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Steve Moscara

Chief Financial Officer

March 1, 2021